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                                    FORM 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


FOR  THE  MONTH  OF:          DECEMBER  2002

COMMISSION  FILE  NUMBER:     (SEC  File  No:  0-29578)


                               GETTY COPPER CORP.
                               ------------------
                 (Translation of registrant's name into English)


                               1000 Austin Avenue
                           Coquitlam, British Columbia
                                Canada   V3K 3P1
                     ---------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F  X     Form 40-F __
                                     -


Indicate  by check mark if the registrant is submitting the Form 6-K in paper as
permitted  by  Regulation  S-T  Rule  101(b)(1):   [__]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate  by check mark if the registrant is submitting the Form 6-K in paper as
permitted  by  Regulation  S-T  Rule  101(b)(7):   [__]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ____     No _X_
                                                -

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

                               GETTY COPPER CORP.
                               1000 Austin Avenue
                      Coquitlam, British Columbia  V3K 3P1
                    Phone: (604)931-3231   Fax: (604)931-2814

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the special meeting (the "Meeting") of Shareholders of GETTY COPPER CORP. (the "Corporation") will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on December 9, 2002 at 9:30 a.m., local time, for the following purposes:

Two-for-One  Consolidation  (Reverse  Split)  of  Common  Shares

1. The Directors of the Corporation will recommend shareholders vote in favour of a two old for one new share consolidation (or "reverse-split") of the authorized and issued common shares of the Corporation, as described in the accompanying Information Circular.


Settlement  of  Related  Party  Debt  of  $243,883  for  Common  Shares

2. Directors will request that shareholders consider and, if thought advisable, approve an ordinary resolution of disinterested shareholders, subject to TSX Venture Exchange acceptance, to issue 2,438,000 shares (post consolidation) at $0.10 per share to related parties in settlement of outstanding indebtedness of $243,882.26 owed by the Corporation for cash advances, rent, management fees and interest, as more particularly set out in the accompanying Information Circular.

Getty  Area  Property  Acquisitions  from  Related  Party

3. Directors will request that shareholders consider and, if thought advisable, approve a resolution of disinterested shareholders to ratify, confirm and approve a proposed agreement between the Corporation and a related party whereby the Corporation proposes to acquire certain strategic claims totalling approximately 2,500 hectares in the vicinity of the Corporation's principal project, the Getty North Property, for a total of 12.0 million common shares (pre-reverse-split), as is more particularly set out in the accompanying Information Circular.

Amendment  to  Share  Incentive  Plan

4. Directors will request that shareholders consider and, if thought advisable, approve an ordinary resolution of disinterested shareholders to amend the 2001 Share Incentive Plan (the "2002 Plan") by reserving up to 3,345,231 post-consolidation common shares for issuance under the Plan and to restate the Plan as the "2002 Share Incentive Plan", as more particularly set out in the accompanying Information Circular, and subject to regulatory authority.

Other  Matters

5. To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

A Management Proxy Circular accompanies this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.

DATED  at  Coquitlam,  British  Columbia,  November  8,  2002.

BY  ORDER  OF  THE  BOARD


"John  B.  Lepinski"
John  B.  Lepinski
President  and  Chief  Executive  Officer

                               GETTY COPPER CORP.
                               1000 Austin Avenue
                      Coquitlam, British Columbia, V3K 3P1


                            MANAGEMENT PROXY CIRCULAR

                             as at November 1, 2002


This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of GETTY COPPER CORP. (the "Corporation") for use at the special meeting (the "Meeting") of its shareholders to be held on December 9, 2002 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.


                            GENERAL PROXY INFORMATION


Solicitation  of  Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation. All costs of this solicitation will be borne by the Corporation.

Appointment  and  Revocation  of  Proxies

The individuals named in the accompanying form of proxy are the President and Chief Executive Officer and Secretary and Chief Financial Officer of the Corporation. A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax
(604)683-3694,  by  mail  or  by  hand at 510 Burrard Street, Vancouver, British
Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed and delivered either to Computershare Trust Company of Canada or to the registered office of the Corporation at 1500 Royal Centre, P.O. Box 11117, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or of any reconvening thereof, or in any other manner provided by law. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.


Registered  and  Unregistered  Shareholders


Registered shareholders may vote the shares they hold in the Corporation either by attending the Meeting in person or, if they do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this Management Proxy Circular.

Unregistered shareholders, being persons whose holdings of shares of the Corporation are registered in the name of a stockbroker or financial intermediary, must follow special procedures if they wish to vote at the Meeting. To vote in person at the Meeting, an unregistered shareholder must insert his or her name in the space provided for in the proxy for the appointment of a person, other than the persons named in the proxy, as proxyholder. In such case, the unregistered shareholder attends as a proxyholder for their own shareholdings and is subject to the same limitations as any other proxyholder in voting shares (see "Exercise of Discretion"). If the unregistered shareholder does not plan to attend the Meeting, the unregistered shareholder can vote by proxy, by following the instructions included on the proxy and provided to the unregistered shareholder by the relevant financial intermediary. In either case, the proxy must be delivered in the manner provided for in this Management Proxy Circular or as instructed by the shareholder's financial intermediary. An unregistered shareholder who does not follow the instructions for delivery of the relevant form of proxy and who attends the Meeting will not be entitled to vote at the Meeting.

Exercise  of  Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. A proxy in the accompanying form will confer discretionary authority on the nominees named therein with respect to


     (a) each matter or group of matters identified therein for which a choice is not specified, other than the election of directors and the appointment of an auditor,


     (b)  any  amendment  to  or variation of any matter identified therein, and


     (c)  any  other  matter  that  properly  comes  before  the  Meeting.


In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form will vote shares represented by the proxy for the approval of such matter.


As of the date of this Management Proxy Circular, management of the Corporation knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee's best judgement.


Voting  Shares  and  Principal  Shareholders


As of November 1, 2002 the Corporation had outstanding 33,402,313 fully paid and non-assessable common shares without par value, each carrying the right to one vote.


Only shareholders of record at the close of business on October 17, 2002 who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting.


To the knowledge of the directors and senior officers of the Corporation, the only persons who, as at November 1, 2002, beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation carrying the right to vote in all circumstances are as follows:

Shareholder  Name                 Number  of               Percentage  of
and  Address                      Shares  Held             Issued  Shares


CDS  &  Co.                       21,825,396  (1)          65%
NCI  Account
P.O.  Box  1038,  Station  A
25  The  Esplanade
Toronto,  Ontario,  M5W  1G5



John  B.  Lepinski                10,190,900(2)            30%
1000  Austin  Avenue
Coquitlam, British Columbia, V3K 3P1


(1) These shares are held in the names of brokerage clearing houses and management of the Corporation is unaware of the beneficial ownership of the shares although certain of these figures may include shares of management held in brokerage houses.


(2) 4,660,000 of these shares are registered in the name of Masco Capital Inc., 4,210,892 are registered in the name of Robak Industries Ltd. and 562,000 are registered in the name of Deborah Resources Ltd. Masco Capital Inc., Robak Industries Ltd. and Deborah Resources Ltd. are companies controlled by John B. Lepinski.



The above information was supplied by Computershare Trust Company of Canada, the Corporation's registrar and transfer agent.

The Board generally requires that all material transactions receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Corporation, any property acquisitions and significant exploration programs receive the approval of the Board of Directors.

                       COMPENSATION OF EXECUTIVE OFFICERS


Executive  Compensation


The Corporation has one executive officer, namely John B. Lepinski, its President and Chief Executive Officer. During the Corporation's financial year ended December 31, 2001 the aggregate direct remuneration paid or payable to the Corporation's Chief Executive Officer by the Corporation and its subsidiaries, all of whose financial statements are consolidated with those of the Corporation, was nil. The sum of $30,000 was billed by Freeway Properties Inc., a Corporation controlled by Mr. Lepinski, as management fees.


John B. Lepinski, the Corporation's President and Chief Executive Officer, is the "Named Executive Officer" of the Corporation for the purposes of the following disclosure. The compensation paid to the Named Executive Officer during the Corporation's three most recently completed financial years is as set out below:


                                                      SUMMARY  COMPENSATION  TABLE
                                       -----------------------------------------------------------------
                                          Annual Compensation               Long  Term  Compensation
                                       -----------------------------------------------------------------
                                                                            Awards         Payouts
                                                                      ----------------------------------


                                                                      Secur-   Restricted
                                                                      ities    Shares
                                                             Other    Under    or                All
                                                             Annual   Options/ Restricted  LTIP  Other
                                                             Compen-  SARs     Share       pay   Compen-
Name  and                                    Salary   Bonus  sation   Granted  Units       outs  sation
Principal Position                     Year  ($)     ($)     ($)      (#)      ($)         ($)   ($)
                                       -----------------------------------------------------------------

John B. Lepinski,                      2001    Nil     Nil      Nil      Nil        Nil      Nil     Nil
President and Chief                    2000    Nil     Nil      Nil      Nil        Nil      Nil     Nil
Executive Officer                      1999    Nil     Nil      Nil      Nil        Nil      Nil  30,000
                                       -----------------------------------------------------------------



Long  Term  Incentive  Plan  Awards

No long-term incentive plan awards have been made to the Named Executive Officer for the Corporation's most recently completed financial year or at any time.

Share  Options

No share options or share appreciation rights were granted to or exercised by the Named Executive Officer during the financial year ended December 31, 2001.


The value of the unexercised options held by the Named Executive Officer at December 31, 2001 was nil and all outstanding options expired on January 29, 2002 unexercised.

No share options and share appreciation rights were amended on behalf of the Named Executive Officer during the financial year ended December 31, 2001.

Termination  of  Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Corporation and the Named Executive Officer. However, the Corporation is a party to a management contract with Freeway Properties Inc., a corporation controlled by John B. Lepinski, a director and the Named Executive Officer of the Corporation. Freeway Properties Inc. is engaged to perform management services at a cost of $2,500 per month.

Compensation  of  Directors

There are no arrangements under which directors were compensated by the Corporation and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants. During the year ended 2001, an accounting firm in which a director of the Corporation is associated charged the Corporation $11,451 for accounting fees (2000 - $6,926) and Vittorio Preto, a director of the Corporation, charged the Corporation $7,650 for geological consulting fees (2000 - $2,250).

Stock  Option  Plan

The Corporation has in place a stock option plan dated June 20, 2001 (the "Plan"). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Corporation and thereby encourage their continuing association with the Corporation. The Plan is administered by the directors of the Corporation. The Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of the Corporation. All options expire on a date not later than five years after the issuance of such option.


No stock options were granted to any officers, directors, employees or consultants of the Corporation during the most recently completed financial year ended December 31 2001.

                     PARTICULARS OF MATTERS TO BE ACTED UPON
Consolidation



In order to facilitate future financing, Management proposes that the issued and outstanding common shares of the Corporation be consolidated on the bases of two common shares into one common share. There are presently 33,402,313 common shares issued and outstanding. No fractional shares will be issued and any fractional shares that would otherwise result from the consolidation will be cancelled.



The TSX Venture Exchange ("TSX Venture") generally requires that the name of a corporation be changed where the corporation undertakes a consolidation. If required by TSX Venture the Corporation intends to change its name to a derivative of Getty Copper Corp., and such name to be acceptable to Industry Canada and the TSX Venture.



Pursuant to the Canada Business Corporations Act a change of name of a corporation and a consolidation of capital requires approval by a special resolution of the shareholders, being a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution at the Meeting.



Accordingly, shareholders will be asked to approve the following special resolutions to:



     (a) consolidate the issued and outstanding common shares of the Corporation on the basis of changing every two common shares of the issued and outstanding common shares into one common share (except that no fractional shares will be issued and any fractional shares that would otherwise result from the consolidation will be cancelled) subject to the policies of the TSX Venture,

     (b) change the name of the Corporation from Getty Copper Corp. to a derivative of Getty Copper Corp., if required by TSX Venture,

     (c) amend the Articles to reflect the consolidation of the issued and outstanding common shares of the Corporation and the change of name to a form acceptable to Industry Canada and the TSX Venture, and

     (d) authorize the directors to delay or revoke the special resolutions to consolidate the issued and outstanding common shares and/or change the name of the Corporation before being acted upon without further approvals from the shareholders.

Upon the consolidation becoming effective, the existing shares of the Corporation will be replaced by new share certificates representing the consolidated shares and new company name, if the name of the Corporation is changed to another name.

The proposed consolidation will not alter or change in any way any shareholder's proportion of votes to total votes, however, the total votes capable of being cast by shareholders at a general meeting of the Corporation in the future will be reduced if the special resolution is approved.

Recommendation

The directors of Corporation recommend that shareholders approve the change of name of the Corporation and the consolidation of the outstanding shares of the Corporation.

Amendment  to  2001  Share  Incentive  Plan  and  Stock  Options

In order to provide incentive to directors, officers employees, management and others who provide services to the Corporation to act in the best interests of the Corporation, the Corporation has adopted a Share Incentive Plan (the "Plan"). The Plan was approved by shareholders at the Corporation's annual general meeting held on June 30, 2001. Under the Plan, a total of 2,100,000 shares of the Corporation were reserved for share incentive options to be granted at the discretion of the Corporation's board of directors to eligible optionees (the "Optionees"). At the date of this Information Circular there are no share incentive options outstanding under the Plan.

The Corporation's board of directors have recommended that the number of shares reserved for issuance as share incentive options under the Plan be increased to a number that is equal to 20% of the Corporation's post-consolidation issued and
                                                   ------------------
outstanding shares. 20% of the Corporation's issued and outstanding shares immediately following the consolidation will be 3,345,231.

Shareholders will be asked to approve a resolution to increase the number of shares available for issuance under the Plan from 2,100,000 shares (the 2001
Plan) to 3,345,231 shares (the "2002 Plan") by way of ordinary resolution of disinterested shareholders. Such approval is required under the rules and regulations of the TSX Venture Exchange ("TSX Venture"). An ordinary resolution is a resolution approved by the shareholders of a company at a general meeting by a simple majority of the votes cast in person or by proxy. The board of directors recommends that shareholders approve the resolution authorizing the amendment the Plan and to the repricing of the stock options.

Under the 2002 Plan, if adopted, and, as of the date hereof, no stock options have been granted and 3,345,231 shares remain available for issuance to future Optionees.

Material  Terms  of  the  2002  Plan

Eligible  Optionees

Under the policies of TSX Venture, to be eligible for the issuance of a stock option under the 2002 Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Corporation or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant. If the option is granted to a company, the Corporation must provide TSX Venture with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of TSX Venture.

Material  Terms  of  the  Plan

The  following  is  a  summary  of  the  material  terms  of  the  2002  Plan:

     (a) all options granted under the 2002 Plan are non-assignable and non-transferrable and for a period of up to 10 years;

     (b) for stock options granted to employees or service providers (inclusive of management company employees), the Corporation is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Corporation or of any of its subsidiaries;

     (c) if an Optionee ceases to be employed by the Corporation or to provide services to the Corporation (other than as a result of termination with cause) or ceases to act as a director or officer of the Corporation or a subsidiary of the Corporation, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

     (d) the minimum exercise price of an option granted under the 2002 Plan must not be less than the closing price for the Corporation's common shares as traded on the TSX Venture on the last trading day before the date that the option is granted less allowable discounts as permitted by TSX Venture of up to 25%; and

     (e) no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Corporation in a one year period.

the Corporation will obtain "disinterested" shareholders' approval (described below) if:

     (a) the number of options granted to Insiders of the Corporation exceeds 10% of the Corporation's outstanding listed shares; or

     (b) the aggregate number of options granted to Insiders of the Corporation within a one year period exceeds 10% of the Corporation's outstanding listed shares; or

     (c) the number of options granted to any one Insider and such Insider's associates within a one year period exceeds 5% of the Corporation's outstanding listed shares; or

     (d) the Corporation is decreasing the exercise price of options previously granted to Insiders.

Disinterested  Shareholder  Approval

If options are granted by the Corporation under the 2002 Plan which trigger the requirement for disinterested shareholder approval ("DSA Options"), the DSA Options will be presented to shareholders of the Corporation for approval at the Corporation's annual general meeting to be held in 2003. No DSA Options can be exercised by the Optionee until disinterested shareholder approval has been obtained.

"Disinterested shareholder approval" means the approval by a majority of the votes cast by all shareholders of the Corporation at the shareholders' meeting excluding votes attached to listed shares beneficially owned by "Insiders" of the Corporation (generally officers and directors) to whom the DSA Options have been granted under the 2002 Plan and Associates of those Insiders.

Recommendation

The Corporation is of the view that the 2002 Plan provides the Corporation with the flexibility necessary to attract and maintain the services of senior executives and other employees in competition with other businesses in the industry. A full copy of the 2002 Plan will be available for inspection at the Meeting. Directors shall also have the authority to amend the 2002 Plan to reduce, but not increase the benefits to its participants if in their discretion it is necessary or advisable in order to obtain any necessary regulatory approvals. If shareholders do not approve the 2002 Plan the Corporation will grant options on a case by case basis with each option made subject to specific regulatory approval.



Debt  Settlement

As at September 30, 2002, the Corporation owed an aggregate of $244,061.04 to the following related parties:

          Name                                                    Amount Owed
          Freeway  Properties  Inc.
           ($136,425  for  management  fees,
          $66,621  for  cash  advance  and
          $19,080.04  for  interest)                              $222,126.04
          Deborah  Resources  Ltd.  (Rent)                        $21,935.00

Freeway Properties Inc. and Deborah Resources Ltd. have agreed with the Corporation to settle this indebtedness at $0.20 per share (post-consolidation). Disinterested shareholders will be asked to approve the issuance of up to 1,220,305 shares (post consolidation) at a price of $0.20 per share in settlement of these debts, subject to regulatory and TSX Venture Exchange approval, by ordinary resolution. A total of 10,981,400 shares (pre-consolidation) held by associates and affiliates of the related parties will not be counted for this resolution.


An ordinary resolution is a resolution passed by the shareholders of a company at a general meeting by a simple majority of votes cast in person or by proxy.

In the event the special resolution authorizing the consolidation is not passed or implemented the per share settlement price of $0.20 will be adjusted accordingly. In the event shareholders do not approve the debt settlement, management will consult with legal counsel.

Proposed  Acquisition  of  Additional  Getty  North  Area  Mineral  Interests

Background  to  the  Transaction

By agreements dated November 8, 1995, as amended August 14, 1996 Getty acquired options from a related party to earn a 50% interest in each of the "Getty South", "Getty Southwest" and the "Getty Central" mineral claims (subject to a retained 1.5% net smelter royalty or "NSR") in consideration of Getty completing certain minimum exploration work ($1.1 million Getty Southwest, $.75 million Getty Central and $5.1 million on Getty South) on these properties. If the options were exercised, Getty and the optionor, Robak Industries Ltd. ("Robak") would form a joint venture to continue exploration if warranted. Robak is a family holding company of Getty's President, John Lepinski.

Under the terms of the 1995 agreements Getty was therefore obligated to spend approximately $6.95 million on the Getty South, Getty Southwest and Getty Central Properties but has only expended approximately $1.25 million on these properties to date. Accordingly, Robak is entitled to cancel these options and Getty will lose all interest in them.

New  Robak  Agreement

In order to remove uncertainty respecting title to these properties and as well to enhance the value of the Company's principal project, Getty North Deposit, the directors of Getty negotiated with Robak, in consultation with a mineral property valuation expert, Ross Glanville & Associates Ltd. ("Glanville"), and concluded to propose to Getty shareholders a new agreement with Robak. Getty proposes to enter into an agreement, to be dated for reference November 8, 2002, pursuant to which Robak will sell a 100% interest in each of the Getty Central and Getty Southwest properties and a 50% interest in the Getty South property in consideration of the issuance of 12 million common shares of Getty (6 million if the proposed consolidation or "reverse-split" is approved). These properties will increase Getty's total holdings in the Highland Valley significantly. Getty will pay 100% of the costs to place the Getty South property into production (that is carrying Robak's retained 50%), but those costs are not incrementally large if Getty places its other 100% owned properties into production.

Glanville estimates the value of the additional properties to be approximately $3 million (based in part on the contained mineralization as well as the historical cost of exploration work conducted on these properties) and accordingly concludes, based on the trading range of Getty common shares that the transaction is fair from a financial point of view to the shareholders of Getty. In particular, Glanville values the 50% interest in the Getty South
Property at approximately $2.5 million and the combined value of the 50% interest in each of the Getty Southwest and Getty Central Properties at an additional $500,000.

The New Robak Agreement will require the approval of a majority of disinterested shareholders of Getty as well as acceptance of the TSX Venture Exchange. In the event that the disinterested shareholders of Getty and the TSX Venture accept the transaction, Mr. Lepinski will own or control an aggregate of 12,315,755 shares of Getty (51%) inclusive of the 12 million shares issued for the additional properties (6,000,000 post consolidation) and 1,220,305 debt settlement shares described herein. An aggregate of 10,981,400 shares owned by Mr. Lepinski and his family, associates and affiliates will not be voted for purposes of the resolution. Robak also retains a 1.5% NSR on all of the Getty properties including the proposed additions.

Independent  Director's  Recommendation

No other director of Getty holds any financial interest in this transaction and it is the unanimous recommendation of the independent directors that shareholders of Getty approve the acquisition. Management requests that shareholders pass both the disinterested majority (more than 50% of the shares represented at the meeting excluding the related party shares) as well as a special resolution (75% of all shares voted). A copy of the Glanville Valuation and Fairness Opinion (executive summary only) dated October, 2002 has been attached to and forms part of this Information Circular as Schedule "A". A full copy of the Glanville valuation will be available for inspection at the meeting and is available on request of any shareholder who contacts Getty's head office.

Recommended  Resolution

"Resolved, as a disinterested shareholder and as a special resolution, that Getty's directors be authorized to conclude an agreement with Robak Industries Ltd. to acquire the Getty South property (as to 50%) and 100% of the Southwest and Central mineral claims (each subject to a 1.5% NSR) for 12 million fully paid shares of the Company, subject to TSX Venture Exchange acceptance."

                       ADDITIONAL CORPORATION INFORMATION

Indebtedness  of  Directors,  Executive  Officers  and  Senior  Officers

None of the directors, executive officers or senior officers of the Corporation or any subsidiary thereof, or any associate or affiliate of any of them, is or has been indebted to the Corporation.

Interest  of  Insiders  in  Material  Transactions

To the knowledge of management of the Corporation, no insider or nominee for election as a director of the Corporation had any interest in any material transaction during the year ended December 31, 2001, or has any interest in any material transaction in the current year, except as disclosed herein.

Interest  of  Certain  Persons  in  Matters  to  be  Acted  Upon

None of the directors or senior officers of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, director or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of auditors and as set out herein.

Management  Contracts

Management services for the Corporation are, to a substantial degree, performed by the senior officers and directors of the Corporation.

                               DIRECTORS' APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of the Corporation.

DATED  at  Coquitlam,  British  Columbia,  November  8,  2002.

BY  ORDER  OF  THE  BOARD

"John  B.  Lepinski"
John  B.  Lepinski
President  and  Chief  Executive  Officer

                                   Schedule A
                                EXECUTIVE SUMMARY
                (from the Glanville Valuation of the Getty South,
                  Getty Central and Getty SouthWest Properties)

Ross Glanville & Associates Ltd. ("Glanville") has been retained by the Directors of Getty Copper Corp. ("Getty") to prepare a valuation and determine the fairness of the proposed issuance of twelve million (12,000,000) shares of Getty in exchange for the fifty percent (50%) interest in the Getty South Deposit (and one hundred percent (100%) interests in each of the Getty Southwest and Getty Central properties. In order to provide the Fairness Opinion, Glanville determined the Fair Market Values of the foregoing mineral properties, evaluated the assets/liabilities of Getty, and reviewed the share trading history of Getty. For this purpose, Fair Market Value means "the highest price available (at a specific time) in an open and unrestricted market between informed and prudent parties, acting at arm's length and under no compulsion or constraint to transact, expressed in terms of cash".

Getty is a Vancouver-based mineral exploration and development company which has been exploring its Highland Valley Project claims, located approximately forty kilometers south of Kamloops and 15 kilometers west of Logan Lake. Getty's large property of contiguous claims is situated immediately to the north of the claim block containing the world-scale mining operation owned by the Highland Valley Copper Partnership. Getty has identified two significant copper deposits on its properties; these are the Getty North Deposit and the Getty South Deposit (previously known as the "Trojan" or "South Seas" deposit). There is good potential for discovering additional deposits in several other areas. Getty owns 100 percent of the Getty North Deposit (subject to a 1.5% net smelter return royalty, or NSR) and has the option to earn a 50 percent interest (subject to a 1.5% NSR) in the Getty South Deposit. Getty also has options to earn 50 percent interests (subject to 1.5% NSRs) in the Getty Southwest and Getty Central claim blocks. Due to the large expenditures required to be incurred prior to December 31, 2002, in order for Getty to earn any of the 50 percent interests, and the fact that a feasibility report on the Getty South is also required by December 31, 2002, it would be almost impossible for Getty to earn its interests unless the optioner (Robak Industries Ltd., a company owned by the President of Getty) agrees to extend the deadlines. To date, Getty has spent approximately $1.25 million on all three properties (Getty South, Getty Southwest, and Getty Central), or less than 20 percent of the $6.85 million that is required to be spent on exploring the properties on or before December 31, 2002. As a consequence of the foregoing, Getty proposes to issue 12 million of its shares in exchange for 50 percent of Getty South (this is the 50 percent interest that is presently under option by Getty) and 100 percent of each of Getty Southwest and Getty Central.

The shares of Getty are listed on the TSX Venture Exchange, and have recently been trading in the general range of 13 to 15 cents per share. As a result of two recent financings (the first at five cents per share and the second at ten cents per share), the issued shares now total 33,402,213. The major assets/liabilities of Getty consist of its Highland Valley Project (of which the Getty North and Getty South Deposits are the most advanced), capital assets (building, land, equipment, and vehicles), working capital of close to zero, a loan payable, and a mortgage payable.

The Getty south deposit has been less thoroughly drill tested than the Getty North deposit, but it has been explored by one underground level accessed by a 49 meter shaft. Underground work consisted of 1,719 meters of drifting and crosscutting; 1,477 meters of diamond and percussion drilling; and 396 meters of trenching. Although 15,550 meters of diamond drilling from surface was completed by operators prior to Getty, core recovery was reported to be poor. During 1996, Getty completed an initial 13 hole reconnaissance diamond drilling program totaling 3,236 meters; and in 1997 completed 13 trenches totaling about 1500 meters. To date, Getty has spent approximately $800,000 on the Getty South Deposit.

According to the Watts, Griffis and McOuat Limited ("WGM") report of May 1996, it was their opinion "that the resource calculated by Gower, Thompson and Associates (GTA,1992) of 36 million tonnes at a copper grade of 0.47 percent gives a reasonable estimate as to the exploration potential of the Getty South deposit, and thus may be classified as inferred resources".

In order to determine a reasonable value for the Getty South deposit, Glanville utilized several different valuation methods, as set out in this report. The resulting valuations (rounded to the nearest $10,000 due to the lack of precision of any one valuation method for non-producing mineral properties) are set out in the following table:

  Valuation  Methods                     Indicated Values Of 100% Of Getty South
--------------------                     ---------------------------------------
                                                     (Canadian  Dollars)

Cents  Per  Pound  of Contained Copper                      $5.89  million
Value  of  Prior  Exploration  Work                         $4.76  million
Adjusted  Present  Value  From  Scoping  Study              $5.28  million
Prior  Expenditures                                         $5.50  million
                                                            --------------
Average  Value:                                             $5.35  million

Based on the foregoing valuation, it is Glanville's opinion that the Fair Market Value of 100 percent of the Getty South Deposit is approximately $5.35 million. However, this value should be reduced by about 6 percent Since a royalty interest would be worth about four times a working or participating interest to approximately $5.0 million to account for the 1.5 percent NSR. As a result, the 50 percent interest that is to be vended into Getty would be valued at about $2.5 million (50 percent of $5.0 million).

Although the 50 percent interest in Getty South (this is the 50 percent that is presently under option by Getty) is the main asset that is to be vended to Getty, there is additional value in the Getty Southwest and Getty Central properties, on which Getty has spent a total of about $435,000. The combined prospective area of the foregoing two properties is over five times that of the Getty South property. Work to date on the Getty Southwest and Getty Central properties has consisted mainly of geological, geochemical, and geophysical surveys, and a number of anomalous areas require further investigation. These two properties, which are contiguous to and surround about 85 percent of the Getty North property, are also contiguous to the Getty South property. Due to Getty's prior expenditures, results to date, and the strategic location of the two properties (relative to Getty North, Getty South, and other nearby deposits), they have been assigned a value of $500,000 (net of the attached 1.5%
NSRs), or only about one tenth of the value determined for 100 percent of the Getty South property. Consequently, the total value of the mineral properties being vended to Getty in exchange for Getty shares is approximately $3.0 million ($2.5 million for 50 percent of Getty South and $0.5 million for 100 percent of Getty Southwest plus Getty Central).

In order to determine the fairness of the proposed issuance of 12 million shares of Getty in exchange for the mineral property interests, Glanville considered the following, among other things:

     * the value of the mineral properties ($3.0 million) compared to the value of the share consideration of about $1.7 million (12 million shares at fourteen cents per share)

     * the 33.4 million presently issued shares of Getty, plus the 5.0 million warrants exercisable at ten cents per share
     * the indications that higher grade oxide material from the Getty South Deposit might be the key component in making a future combined operation (Getty North and Getty South) economic; whereas the Getty North or the Getty South by themselves would unlikely be economic until copper prices increased significantly

-----------------------------------
1 Since a royalty interest would be worth about four times a working or participating interest.

     * the share trading history of Getty (in particular, the yearly high and low prices of 16 and 3 cents, respectively)
     * the fact that Getty will not be able to meet its option commitments to earn 50 percent interests in the Getty South, Getty Southwest, and Getty Central Properties
     * the two recent financings of Getty by share issuances at 5 cents and 10 cents per share, respectively
     *    the  substantial  inferred  copper resource of the Getty South deposit
     * the strategic location of the Getty properties relative to a major producing copper mine that has a short remaining reserve life
     *    the  present financial position of Getty

          Based on the foregoing, it is Glanville's opinion that the proposed issuance of 12 million shares of Getty in exchange for a 50 percent interest in Getty South and 100 percent interests in each of Getty Southwest and Getty Central is fair (from a financial point of view) to the shareholders of Getty. However, Glanville expresses no opinion as to the expected trading price of shares of Getty if the proposed transaction is completed.



-----------------------------------
2 Each of Getty South, Getty Central, and Getty Southwest have overriding 1.5% NSRs

                               GETTY COPPER CORP.
                               1000 Austin Avenue
                             Coquitlam, B.C. V3K 3P1
                           Telephone:  (604) 931-3231
                            Telecopy:  (604) 931-2814
                                    P R O X Y

This proxy is solicited by the management of GETTY COPPER CORP. (the "Corporation") for the Special Meeting of its shareholders (the "Meeting") to be held on December 9, 2002.

The undersigned hereby appoints John B. Lepinski, Chief Executive Officer and President of the Corporation, or failing him, Donald R. Willoughby, Chief Financial Officer and Secretary of the Corporation, or instead of either of the foregoing, (insert name) _________________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held at 1500 -1055 West Georgia Street, Vancouver, British Columbia, on December 9, 2002 at 10:00 a.m., local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1.     Consolidation  and  Name  Change

(a)  Vote For [ ] Against [ ] with or without amendment, a special resolution to
              ---         ---
consolidate the issued and outstanding common shares of the Corporation on the basis of changing every two common shares of the issued and outstanding common shares into one common share (except that no fractional shares will be issued and any fractional shares that would otherwise result from the consolidation will be cancelled) subject to the policies of the TSX Venture Exchange, a

(b)  Vote For [ ] Against [ ] with or without amendment, a special resolution to
              ---         ---
change the name of the Corporation from Getty Copper Corp. to a derivative of Getty Copper Corp., if required by TSX Venture Exchange,

[                                                               ]





[                                                               ]

(Please  advise  the  Corporation  of  any  change  of  address)

(c)  Vote  For [ ] Against [ ] , with or without amendment, a special resolution
               ---         ---
to amend the Articles to reflect the consolidation of the issued and outstanding common shares and change of name to a form acceptable to Industry Canada and the TSX Venture Exchange, and

(d)  Vote For [ ] Against [ ] , with or without amendment, a special resolutions
              ---         ---
to authorize the directors to revoke the special resolutions to consolidate the issued and outstanding common shares of the Corporation and/ or to change the name of the Corporation before being acted upon without further approvals from the shareholders.

2.     Debt  Settlement

Vote  For [ ] Against [ ] the ordinary resolution of disinterested shareholders,
          ---         ---
subject to regulatory approval and in compliance with the policies of the TSX Venture Exchange, to issue 2,438,000 shares (post consolidation) at $0.10 per share to related parties in settlement of outstanding indebtedness of $243,882.26 owed by the Corporation for cash advances, rent, management fees and interest, as more particularly set out in the attached management proxy circular.

3.     Property  Acquisition

Vote  FOR  [ ] AGAINST [ ] the ordinary resolution of disinterested shareholders
           ---         ---
approving the acquisition of the Getty South, Getty Southwest and Getty Central Properties in consideration of the issuance of 12,000,000 pre-consolidation shares, subject to regulatory approval, and as more particularly described in the accompanying Information Circular.

4.     Amendment  to  Share  Option  Plan

Vote  FOR  [ ] AGAINST [ ] the ordinary resolution of disinterested shareholders
           ---         ---
to amend the 2001 Share Incentive Plan (the "Plan") by reserving up to 3,345,231 post-consolidation shares for issuance under the Plan and to restate the Plan as the "2002 Share Incentive Plan", in which 3,345,231 shares are available for issuance, subject to regulatory approval, and as more particularly described in the accompanying Information Circular.

THE  UNDERSIGNED  HEREBY  REVOKES  ANY  PRIOR  PROXY  OR  PROXIES.


DATED:  ____________________________________________,  2002.
(If this form of proxy is not dated in the space provided, it is deemed to bear the date November 8, 2002.)

_____________________________________________________________
Signature  of  Shareholder

_____________________________________________________________
(Please  print  name  here)




A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax (604) 683-3694, by mail or by hand at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one's proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. Unless marked to the contrary below, this proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting. In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter.

Discretion  Conferred

The  undersigned  hereby grants or withholds [ ] authority of the proxyholder to
                                             ---
vote my shares on any amendment or variation of any matters defined in the Notice of Meeting or upon any new matter which properly comes before the meeting or any adjournment thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     GETTY  COPPER  CORP.

Date:  March  21,  2003
                                     By*:  /s/ John  Lepinski
                                          ________________________________
                                          John  Lepinski
                                          President,  CEO


     *Print  name  and  title  under  the  signature  of  the  signing  officer